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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A - 16 AND 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                 MARCH 15, 2002 COMMISSION FILE NUMBER 001-11145

                               BIOVAIL CORPORATION
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000



           INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
            FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                            FORM 20-F  X   FORM 40-F __
                                      ---

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G 3-2 (B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                  YES ___   NO  X
                                               ---


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                               BIOVAIL CORPORATION


THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS ON FORM S-8 AND FORM F-10 OF BIOVAIL CORPORATION (REGISTRATION NOS. 333-92229 AND 333-10860).

                                      INDEX


                           PART I - OTHER INFORMATION


1.       OPERATIONAL INFORMATION

          99.A PRESS RELEASE ISSUED ON FEBRUARY 21, 2002 WITH RESPECT TO THE COMPANY FOURTH QUARTER AND FULL YEAR 2001 RESULTS





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                Biovail Corporation





March 15, 2002                                  By  /s/JOHN R. MISZUK
                                                    -----------------
                                                John R. Miszuk
                                                Vice President, Controller